Sangui BioTech International, Inc.

1393 North Bennett Circle

Farmington, Utah 84025

c/o SanguiBioTech GmbH
Alfred-Herrhausen-Str. 44
58455 Witten

TO:

Sasha Parikh

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

FROM:

Joachim Fleing

Chief Financial Officer

Sangui Biotech International, Inc.

DATE:

September 11, 2009

RE:

Sangui Biotech International, Inc.

File Number 0-29233

We submit the following in response to your comments by letter of August 31, 2009. To facilitate review we have quoted your comments, and provided our response below.

1.

“If you already filed an Item 4.01 Form 8-K to disclose Moore’s resignation or dismissal and did not also disclose that the PCAOB revoked Moore’s registration, then please amend your Form 8-K to disclose this fact and the reasons for the revocation.”

COMPANY RESPONSE: The Company has filed an amended 8-K to include the language referenced in your letter of August 31, 2009.

2.

“Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009.”

COMPANY RESPONSE: On August 3, 2009, the Company retained the accounting firm of Mantyla McReynolds, LLC (“Mantyla McReynolds”) as its independent registered public accounting firm. Mantyla McReynolds is currently working toward completing an audit of the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2009. Additionally, Mantyla McReynolds has agreed to re-audit the Company’s financial statements as of and for the fiscal year ended June 30, 2008. The Company and Mantyla McReynolds will evaluate together the Company’s historical accounting to determine if any further action will be required.

September 11, 2009
Response to August 31, 2009 Letter

Please also send a copy of any further correspondence or comments to the following:

J. Anthony Rolfe, Esq.

Chachas Law Group

2445 Fifth Avenue

Suite 440

San Diego, CA 92101

Phone 619-2939-2900

Facsimile at 619-239-2990

tony@chachaslaw.com

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”). Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

Joachim Fleing

Chief Financial Officer